

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 26, 2017

Mark R. DeFazio
President and Chief Executive Officer
Metropolitan Bank Holding Corp.
99 Park Avenue
New York, NY 10016

> Re: **Metropolitan Bank Holding Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 25, 2017**
> **File No. 333-220805**

Dear Mr. DeFazio:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2017 letter.

Underwriting

Motif, page 128

1. We note the new disclosure that the underwriters will reserve 5% of the offered shares for offering on the Motif "direct to consumer" distribution platform. Please disclose the material terms of Motif's involvement in the offering and clarify the terms of purchasing through the Motif platform. For example, please clarify what is meant by "engaged high-affinity purchasers" and whether any individual purchaser can purchase on the platform, whether there is any minimum purchase price and whether sales on the Motif platform will be completed through a batch or combined order process, and if so, the frequency and timing of such sales. Please also provide summary disclosure on page 11. In

addition, please disclose how the prospective individual investors will become aware of the opportunity to participate in the IPO through Motif.

2.   We also note disclosure stating that sales of common stock "by investors using the Motif platform will be completed at the prevailing commission for stock transactions." Please clarify the intended meaning of this disclosure as it appears that sales on the Motif platform are not limited to sales through the underwriter of shares of your common stock to individual investors.

Notes to Consolidated Financial Statements

Note 20 – Quarterly Financial Data, page F-81

3.   Please revise to provide additional information which describes and discloses the preferred dividends paid in the quarterly period ended September 30, 2016 which impacted the earnings per share information disclosed. We reference Item 302(A)(3) of Regulation S-K.

    You may contact Marc Thomas, Staff Accountant, at 202-551-3452 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3369 with any other questions.

                                            Sincerely,

                                            /s/ Era Anagnosti

                                            Era Anagnosti
                                            Legal Branch Chief
                                            Office of Financial Services

cc: Gary A. Lax, Esq.